August 7, 2007

H. Christopher Owings
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Amendment #2 to Registration Statement on Form SB-2 for MIPSolutions, Inc. Date of Comment Letter: July 26, 2007 File No. 333-141927

Gentlemen:

Enclosed is a copy of Amendment No. 2 to the Registration Statement on Form SB-2 (the "Registration Statement") of MIPSolutions, Inc. (the "Company"). This is a copy of the filing submitted electronically pursuant to Regulation S-T.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated May 2, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement. A copy of the Comment Letter has been attached to the courtesy hard copy delivered to Matthew Benson.

General

1.
The Company is filing separate registration statements: one relating to the offering of securities by the Company and the other to the offering of securities by the selling shareholders. As advised by the filing office of the SEC, these registration statements are both being filed as Amendment No. 2 and Amendment No. 2A to the original registration statement. Amendment No. 2 is the registration statement offering by the Company and Amendment No. 2A is the registration statement for the offering by the selling shareholders.

2.
The selling shareholders will sell their shares at a fixed price of $1.50 per share until the securities are listed on the OTC Bulletin Board. Disclosure reflecting such fixed price has been added throughout the prospectus. The Company has determined that it will offer all 1,000,000 of the shares at a price of $1.50 rather than the tiered pricing previously filed.

CASSIDY & ASSOCIATES LETTER	Page Number 2

Risk Factors

3.	Although the Company is not a party to any litigation at this time, the risk factor has been amended and appears on page 4.

4.	The requested risk factor has been added and appears on page 5.

Property

5.	The lease agreement has been filed as an exhibit.

Executive Compensation

6.
Pursuant to Item 402(a)(4), the Company has omitted columns from the Summary Compensation Table which are not applicable to it. The columns have been revised as requested. A short narrative has been added as requested but the Company notes that Item 402(c) suggests that a narrative be included to provide a description of material factors necessary to understand the information presented in the table. The Company asserts that its summary compensation table does not require such a such narrative description. However, disclosure appears on page 21.

Selling Shareholders

7.	The requested disclosure has been added and appears on page 21 and the agreement of assignment has been filed as an exhibit.

8.	The requested disclosure has been added and appears in the concurrently filed Amendment No. 2A for the registration statement for the offering by the selling shareholders.

9.	The requested disclosure has been added and appears in the concurrently filed Amendment No. 2A for the registration statement for the offering by the selling shareholders.

Undertakings.

10.	The requested disclosure has been added appears under Item 28 in Part II.

            Sincerely,

             Lee W. Cassidy